UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

American Public Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02913V103

(CUSIP Number)

Michael Braner

325 Capital LLC

757 Third Avenue, 20th Floor

New York, NY 10017

646-774-2904

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

325 Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		227,128
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

227,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

227,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

325 Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		227,128
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

227,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

227,128
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

325 Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,170,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,170,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

Michael Braner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,170,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,170,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

Daniel Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,170,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,170,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 02913V103

1	NAME OF REPORTING PERSON

Anil Shrivastava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,170,834
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,170,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,170,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 02913V103

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”) of American Public Education, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 111 West Congress Street, Charles Town, WV 25414.

Item 2.	Identity and Background.

- (c) and (f).

The persons filing this Schedule 13D are 325 Capital Master Fund LP, a Cayman Islands exempted limited partnership (“325 Master Fund”), 325 Capital GP, LLC, a Delaware limited liability company registered as a foreign partnership in the Cayman Islands (“325 Capital GP”), 325 Capital LLC, a Delaware limited liability company (“325”), Michael Braner, a United States citizen, Daniel Friedberg, a United States citizen, and Anil Shrivastava, a United States citizen (collectively, the “Reporting Persons”).

The principal business of 325 Master Fund is investing in securities. The principal business of 325 Capital GP is serving as the general partner of 325 Master Fund and certain affiliated funds. The principal business of 325 is serving as the investment manager to 325 Master Fund and to certain affiliated funds and separately managed accounts (collectively, the “SMAs”). Messrs. Braner, Friedberg, and Shrivastava are Managing Members of 325.

For each of the Reporting Persons, except for 325 Master Fund, the principal business address, which also serves as the principal office, is 757 Third Avenue, 20th Floor, New York, NY 10017. The principal business address for 325 Master Fund is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d) – (e).

During the last five years, none of the Reporting Persons, nor any of their respective directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

As of the date hereof, the Reporting Persons are deemed to beneficially own the Shares as detailed in Item 5. The aggregate purchase price for 227,128 Shares beneficially owned directly by 325 Master Fund is $4,995,215.10 (exclusive of brokerage commissions and other costs of execution). The aggregate purchase price for 941,301 Shares beneficially owned by 325, as the investment manager of the SMAs, is $20,731,753 (exclusive of brokerage commissions and other costs of execution).

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Shares was derived from the working capital of 325 Master Fund and the SMAs (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

In connection with the appointment of Mr. Braner to the Board, as further described in Item 4 below, Mr. Braner has been awarded certain shares of restricted stock in connection with his service as a director of the Issuer (the “Restricted Stock”), including 2,405 shares of Restricted Stock awarded on March 28, 2023 which vest on the earlier of May 20, 2023 and immediately prior to the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”).

Because Mr. Braner serves on the Board as a representative of 325 Master Fund and the Reporting Persons, he does not have a right to any economic interest in securities of the Issuer granted to him by the Issuer in respect of his Board position. As a result, when the Issuer delivered such shares of Restricted Stock to Mr. Braner, 325 Master Fund was entitled to receive all of the economic interests in securities granted to Mr. Braner by the Issuer in respect of Mr. Braner’s Board position, for no consideration.

8

CUSIP No. 02913V103

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, subject to the terms of the Cooperation Agreement (as defined and described below).

On March 20, 2023, the Reporting Persons entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to add Mr. Braner to its Board of Directors (the “Board”), effective March 28, 2023, and to nominate him for election at the 2023 Annual Meeting. Mr. Braner has also been appointed as a member of the Management Development and Compensation Committee.

The terms of the Cooperation Agreement further provide that the Reporting Persons are subject to customary standstill obligations and mutual non-disparagement provisions with the Issuer until the later of (a) the earlier of (i) 30 days prior to the deadline under the Issuer’s Fifth Amended and Restated Bylaws for director nominations and stockholder proposals (the “Nomination Notice Deadline”) for the 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”), (ii) 100 days prior to the first anniversary of 2023 Annual Meeting, and (iii) such date that is ten business days after the Issuer’s receipt of notice from any of the Reporting Persons specifying a material breach of the Cooperation Agreement by the Issuer; provided that such material breach is not cured within such ten business day period and (b) the date when the Mr. Braner is not on the Board (the “Termination Date”); provided that the Issuer agrees to provide notice to the Reporting Persons at least 15 days prior to Nomination Notice Deadline whether or not it will nominate Mr. Braner for election to the Board at the 2024 Annual Meeting; and provided further that nothing in the Cooperation Agreement will restrict Mr. Braner in the exercise of his fiduciary duties under applicable law as a director of the Issuer.

The Reporting Persons have also agreed to vote at the 2023 Annual Meeting in favor of the election of all the director nominees recommended for election by the Board and otherwise in accordance with the Board’s recommendation on all other proposals, subject to certain limited exceptions.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is referenced as Exhibit 99.1 hereto and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the close of business on March 31, 2023, the Reporting Persons beneficially owned an aggregate of 1,170,834 Shares, which represented 6.1% of the outstanding Shares, based upon 19,030,770 Shares outstanding as of March 10, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2023.

The aggregate beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of the close of business on March 31, 2023.

(b)	Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,170,834
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,170,834

9

CUSIP No. 02913V103

The power to vote or to direct the vote or to dispose or direct the disposition of the Shares reported herein is shared among the Reporting Persons, including the 943,706 Shares held in the SMAs. The aggregate beneficial ownership reflected in this Item 5 includes the 2,405 Shares underlying certain shares of Restricted Stock awarded to Mr. Braner in connection with his service on the Board, which have voting rights but have not yet vested and will vest on the earlier of May 20, 2023 and immediately prior to the Issuer’s 2023 Annual Meeting, as described in Items 3 and 6.

(c)	The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule A attached hereto and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 20, 2023, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto and incorporated herein by reference.

On March 28, 2023, Mr. Braner received 2,405 shares of Restricted Stock in connection with, and in consideration for, his service as a member of the Board of the Issuer. The shares of Restricted Stock were issued pursuant to the Issuer’s 2017 Omnibus Incentive Plan and vest on the earlier of May 20, 2023 and immediately prior to the Issuer’s 2023 Annual Meeting.

On March 31, 2023 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Cooperation Agreement, dated March 20, 2023 (incorporated by reference to Ex. 99.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 20, 2023)

Exhibit 99.2	Joint Filing Agreement, dated March 31, 2023

10

CUSIP No. 02913V103

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

325 CAPITAL MASTER FUND LP

By:	325 Capital GP, LLC, its General Partner

By:	/s/ Michael Braner
Name:	Michael Braner
Title:	Managing Member

325 CAPITAL GP, LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title:	Managing Member

325 CAPITAL LLC

By:	/s/ Michael Braner
Name:	Michael Braner
Title:	Managing Member

MICHAEL BRANER

By:	/s/ Michael Braner
Name:	Michael Braner

DANIEL FRIEDBERG

By:	/s/ Daniel Friedberg
Name:	Daniel Friedberg

ANIL SHRIVASTAVA

By:	/s/ Anil Shrivastava
Name:	Anil Shrivastava

11

CUSIP No. 02913V103

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

325 CAPITAL MASTER FUND LP

Purchase of Common Stock	22,158	4.53	03/23/2023
Purchase of Common Stock	11,357	4.60	03/24/2023
Purchase of Common Stock	11,178	4.86	03/27/2023

325 CAPITAL LLC (though the Separately Managed Accounts)

Purchase of Common Stock	91,823	4.53	03/23/2023
Purchase of Common Stock	47,063	4.60	03/24/2023
Purchase of Common Stock	46,322	4.86	03/27/2023
Award of Restricted Stock[1]	2,405	0	03/28/2023

1 The 2,405 shares of Restricted Stock are owned directly by Mr. Braner, who serves on the Board of the Issuer. The other Reporting Persons may be deemed "directors by deputization" of the Issuer. 325 Capital, as the investment adviser to 325 Master Fund, which is entitled to receive all of the economic interest in securities granted to Mr. Braner by the Company in respect of his service on the board of directors, may be deemed to be the beneficial owner of the 2,405 shares of Restricted Stock for purposes of Rule 16a-1(a) under the Securities Exchange Act of 1934, as amended. By virtue of their position as Managing Partners of 325 Capital, Messrs. Braner and Shrivastava may be deemed to be beneficial owners of the 2,405 shares of Restricted Stock for purposes of Rule 16a-1(a) under the Exchange Act. Each of the Reporting Persons disclaims any beneficial ownership of any of the shares of Restricted Stock, except to the extent of any pecuniary interest therein.